Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
          We consent to the use in this Amendment No. 1 to Registration Statement No. 333-166142 on Form S-1 of our report dated March 29, 2010, relating to the combined financial statements of Resolute Natural Resources Company, LLC, Resolute Aneth, LLC, WYNR, LLC, BWNR, LLC, Resolute Wyoming, Inc., and RNRC Holdings, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the retrospective adjustment for the change in accounting for noncontrolling interests as described in Note 2) appearing in the Annual Report on Form 10-K of Resolute Energy Corporation for the year ended December 31, 2009, attached as Appendix A to the Prospectus which is part of this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.
DELOITTE & TOUCHE LLP
Denver, Colorado
May 20, 2010